Liberated Syndication Inc.

5001 Baum Boulevard, Suite 770

Pittsburgh, PA  15213

Phone: 412.621.0902

Fax: 412.621.2625

By EDGAR

May12, 2016

Larry Spirgel

Assistant Director
AD Office 11 – Telecommunications
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Liberated Syndication Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed April 22, 2016

File No. 333-209599

Dear Mr. Spirgel:

Liberated Syndication Inc., a Nevada corporation (the “Company” or “Libsyn”), hereby provides responses to comments issued in a letter dated May 2, 2016 (the “Staff’s Letter”) regarding the Company’s above-referenced Registration Statement on Form S-1 (the “S-1”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 3 to the S-1 reflecting the responses of the Company below.

In order to facilitate your review, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Pro Forma Financial Information, page 23

1.     We note your response to comment 3. Tell us who prepared FAB’s financial statements and since they are available, why such financial statements have not been audited.

Page 1 | 2

RESPONSE:  FAB’s financial statements were prepared by FAB’s Management.  As previously disclosed by FAB in their 8K filed on February 2, 2015, FAB’s business in China appears to be abandoned. There appears to be no personnel providing service to FAB in China.  FAB continues to monitor the situation through PRC counsel and is not aware of any changes to date.  FAB does not have access to the facilities and does not have possession or access to the books and records of the China business. Therefore, an audit of FAB could not be completed.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher J. Spencer

Christopher J. Spencer

Page 2 | 2